Exhibit 1
CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)
NOTIFICATION OF BOARD MEETING
This is to announce that a meeting of the Board of Directors of China Unicom Limited (the “Company”) will be held on Thursday, 24 April 2008, for the purpose of, among other matters, approving the financial results of the Company and its subsidiaries for the three months ended 31 March 2008.
As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua

Non-executive Directors:	Lu Jianguo and Lee Suk Hwan

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 3 April 2008